Exhibit 16.1

ACQUISITION AND PARTICIPATION AGREEMENT

(Turnkey Drilling, Re Entry, and Multiple Wells)

This Acquisition and Participation Agreement (the “Agreement”) is made and entered into as of November 30th, 2012, (the “Effective Date”), between Lanin Group Corp. (the “Operator” or “Lanin”) and Eco-Trade Corp., (the “Participant” or “Eco-Trade”).

Operator is the owner of 100% of the membership units of BakkenQuest LLC., (the “Membership Units”), and owner of the leasehold interest in the oil and gas leases (the “Leases”), described in Exhibit “A” to this Agreement, in the State of Montana.

Participant desires to acquire a 100% undivided interest in the Membership Units, in the manner provided for in this Agreement, and desires to enter into this Agreement for the purposes of joining Operator in the exploration of and development of the Leases.

For valuable consideration, and the covenants, conditions, and agreements set out in the Agreement, Operator and Participant agree as follows:

I.

Definitions

When used in this Agreement, the following terms shall mean:

Acreage Cost:  Shall mean an amount paid to Operator by Participants representing Participant’s share of the cost charged by Operator for acquiring Leases on the lands comprising the Proration Units on which Prospect Wells will be drilled.  These costs do not include any costs for acreage that may be assessed or charged for lands on which Subsequent Wells may be drilled.

Gross Working Interest:  Shall mean that interest, expressed as a decimal, percentage, or fractional interest, relative to 100% on which Participant shall pay (his/her/its) share of operating expenses.

Leases:  Shall mean the oil, gas and mineral lease or leases, described in Exhibit “F,” by reference to their recording in the records, covering those lands described in Exhibit “F.”

Net Revenue Interest:  Shall mean that interest, expressed as a decimal, percentage, or fractional interest, relative to 100% on which Participant shall receive income attributable to Participant’s Gross Working Interest, for proceeds from the sale of oil and/or gas from wells.  A Participant’s Net Revenue Interest shall have deducted from it, its proportionate part of all royalty, overriding royalty, and other interests burdening the Leases and provided for in this Participation Agreement.

Non-Operator:  Shall mean a Participant.

Operating Agreement:  Shall mean that form of Operating Agreement attached to this Agreement as Exhibit “B,” naming Lanin as Operator, together with the Operating Agreement’s accompanying accounting procedures and exhibits.

Operator:  Shall mean: Responsible for paying from production expenses incurred through the operation of producing properties and overall day to day supervision, and report to state, and federal legal authorities, and responsible for all compliance of environmental issues prescribed by law.

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Participant:  Shall mean each and every Party to this Participation Agreement other than Operator.

Payout:  Shall mean that point in time in which Participant has received, out of net proceeds (after severance and/or any other applicable taxes) to the Participant’s Net Revenue Interest, from the sale of oil and/or gas, an amount equal to all Acreage Costs, Turnkey Cost to Casing Point, Turnkey Completion Costs, and operating costs attributable to a Participant’s Gross Working Interest in the Prospect Wells.  Payout shall not be calculated on a well-by-well basis, but the cost and revenue allocable to all Prospect Wells shall be considered in computing Payout.

Turnkey Completion Costs:  Shall mean an amount paid to Operator by Participant representing Participant’s total share of the cost to run/set production casing, and completely equip, through the tanks or pipeline connection, each Prospect Well.

Turnkey Cost to Casing Point:  Shall mean an amount paid Operator, by Participant, representing Participant’s total share of the cost to drill to total depth and test the Prospect Wells.

II.

Consideration for Acquisition

With a reasonable time after the execution of this Agreement, not to exceed 30 days unless specifically set out below, Participants shall provide to Operator consideration as listed below for 100% of the Membership Units of BakkenQuest LLC.:

1)	Eco-Trade agrees to pay a one-time fee within 45 days from execution of this Agreement, of $1,500,000, such payment, which upon mutual agreement between the Parties, may be paid from Participant’s initial Working Interest and Net Revenue Interest from any Prospect Wells.

2)	Eco-Trade shall issue to Lanin, 150,000,000 restricted shares in the capital stock of Eco-Trade.

3)	Eco-Trade shall grant to Lanin an option to purchase 10,000,000 shares at a price of $1.00 per share, such Warrant Agreement attached as Exhibit “E” hereto.

4)	Eco-Trade agrees on a best efforts basis only, to provide $5.5 million for Capital Expenditures (“CAPEX #1”) development on a turnkey basis with Lanin as Operator and Co-Owner, through completion of the well to the tanks. Lanin will receive a 10% Net Revenue Interest Should this CAPEX #1 not occur by the date which is one year following the date of this Agreement, Lanin shall have the option to reclaim and resell at its discretion 60% of the Membership Units.

5)	Eco-Trade additionally agrees on a best efforts basis only, to provide up to $11 million drilling and development costs on the second and third Prospect Well (“CAPEX #2”). Lanin will receive a 10% . This percentage split between Lanin and Eco-Trade of Net Revenue interest shall remain in effect over all subsequent wells drilled on the property. Should this CAPEX #2 not occur by the date which is two years following the date of this Agreement, Lanin shall have the option to reclaim and resell at its discretion 40% of the Membership Units.

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III.

Prospect Wells For Re Entry

Subject to examination and approval of title, on or before January 30th, 2013, Operator shall use its best efforts to commence or cause to be commenced the actual drilling operations of one or more of the prospect wells (the “Prospect Wells”) at locations on the lands covered by the Leases described in Exhibit “A,” which locations are to be selected by Operator, in its sole and absolute discretion, and to then complete each of the Prospect Well in a prudent manner, without unreasonable delay, in accordance with field practices prevailing in the area where the Leases are located, to the Objective Depth and Formation.

The Turnkey Cost to Casing Point, and beyond to full production status, paid by Participant to Operator, is in payment of Participant’s share of the costs to Drill and Complete each Prospect Well to casing point and thereafter to full production status. Upon reaching formation entry objective a decision will be made, at the sole discretion of Operator, to test and complete each Prospect Well.  Upon each Well having reached Objective Depth and formation entry, Operator shall notify the Participant of its election to test and to complete each Prospect Well to bring on full production, or of Operator’s election to plug and abandon any Prospect Well.  If the first two wells drilled become dry holes, the Operator and Participant to this Agreement may elect to cancel further drilling and development for this Turnkey Participation Agreement, without penalty or further cost.

IV.

Assignments

Prior to the re-completion or drilling and completion of the Prospect Wells, Operator shall deliver an Assignment to Participant who has elected to and has paid its share of all costs in each Prospect Well completed as a producer of oil and/or gas, such Assignment to be delivered subject to the terms of this Agreement, the Operating Agreement and burdens existing on the Leases, which Assignment shall be in the form attached to this Agreement as Exhibit “D”.  Operator shall deliver Participant an Assignment including each of the Leases as to the lands comprising the Proration Unit surrounding each of the Prospect Wells drilled and completed in which Participant is entitled to an Assignment.

The Assignment from Operator to Participant shall be of Participant’s before payout Gross Working Interest (“Gross Working Interest”) and Net Revenue Interest (“Net Revenue Interest”) as identified on the signature page to this Agreement and shall be specifically subject to the “after payout” interest of Operator, as providing for in this Agreement.

V.

Reports to Participants

At all times while Operator is engaged in drilling the Prospect Wells in which Participant has elected to participate, Operator shall furnish to Participant a (Daily/Weekly) written report summarizing drilling activities and results relating to the Prospect Well or Wells in which Participant is participating, and Operator is then engaged in drilling, completing and/or testing.  Each report shall contain sufficient information to apprise Participant of the activities in which Operator is then engaged.  Operator agrees to furnish Participant such other information as Participant may reasonably require.

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VI.

Operating Agreement

All portions of Leases and the interests assigned to Participant shall be subject to this Agreement and the Operating Agreement.  In the event of any conflict between the terms of the Operating Agreement and the terms of this Agreement, the terms of this Agreement shall control as between Operator and Participant.  The terms of the Operating Agreement shall govern all subsequent activities on the Lease as they relate to the interests assigned to or to be owned by Participant.

VII.

Participants Payment of Operating Expenses

On any well drilled under the terms of this Agreement and in which Participant receives an Assignment from Operator for an undivided interest, Participant agrees that Operator may elect to receive 100% of the income attributable to Participants interest in each producing well, directly from the purchaser of production, and account to each Participant for its share of the income after deducting all operating expenses, taxes, and other charges attributable to or assessed against Participant’s interest; that is, Operator may receive Participants share of income, deduct Participant’s share of operating expenses and other costs and make settlement with Participant on a “net” basis.  To the extent necessary to give effect to the provisions of this paragraph, Participant appoints and designates Operator, as its Agent and Attorney-in-Fact for the purposes of executing Division Orders, and authorizing delivery of Participant’s share of income directly to Operator.

VIII.

Additional Development

As part consideration for entering into and acquiring rights under the terms of this Agreement, with legal description Operator grants Participant the right, if then available and not otherwise taken, (on the same, or other negotiated terms that are not lesser than the terms of this Agreement), to participate in any additional wells (“Subsequent Wells”) which Operator may elect to drill.

At any time after the Prospect Wells have been drilled and completed or plugged and abandoned, as the case may be, upon mutual election by Operator and Participants to drill an additional Subsequent Wells described herein this section, any additional drilling/re-entry activity to take place on the Leases, as proposed by Operator, subsequent of wells, shall not be subject to the payout provisions provided for in this Agreement, shall not be drilled under the terms of turnkey arrangements, unless the same shall be proposed by Operator to Participant.  Operator shall not maintain a “carried interest” in Subsequent Wells and each Participant shall pay and be responsible for their proportionate share of any and all costs, to the extent of their after payout interests, for the drilling of the Subsequent Wells.

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IX.

Relationship of the Parties

Neither this Agreement or the Operating Agreement entered into by Operator and Participant is intended to create, nor shall the same be construed as creating a mining partnership, commercial partnership, or any other partnership or joint venture relationship.  Rather, it is the intent and purpose of this Agreement to create a relationship which is limited to the exploration, development, and extraction of oil and/or gas for division in kind, or for sale for the account of the Participant to this Agreement, individually, and in which the liability of each of the Participant’s shall be several and not joint or collective.  If, for Federal Income Tax purposes, this Agreement and the operations are regarded as a partnership, each Participant hereby affected elects to be excluded from the application from all of the provisions of Sub-Chapter K, Chapter 1, Subtitle A of the Internal Revenue Code of 1986, as amended, as permitted and authorized by Section 761 of the Code, and the regulations promulgated thereunder.  Operator is authorizes and directed to execute on behalf of Participant, any evidence of this election as may be required.

X.

Notices

All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing or verbally, by mutual consent, provided that written notice shall follow any verbal notice within twenty-four (24) hours, and shall be considered as properly given or made when forwarded to the other Party at the address set out on the signature page of this Agreement.

Participant or Operator may change its address by giving notice in writing stating the new address to the other party, and on the 10th day following delivery of the notice.  The new address shall be the applicable address for all notices or other communications required or permitted by this Agreement.

XI.

Miscellaneous

A.

This Agreement embodies the entire understanding and agreement between the Participant and Operator and supersedes any and all prior understandings and agreements, verbal or written, if any, between them regarding the Leases and matters that are the subject of this Agreement.

B.

The titles to the Sections of this Agreement are used only for convenience purposes only and shall have no affect on the construction or interpretation of any part of this Agreement.

C.

The rights and obligations created by this Agreement shall be governed by and interpreted under the laws of the State of Nevada, without regard to any conflicts of law considerations.

XII

Rights Run with the Land and Survival of Representatives

This Agreement shall constitute a real right and covenant running with the lands it covers and shall be binding on and inure to the benefit of the Parties and their respective heirs, successors and assigns.  Covenants, obligations, representations, and conditions of this Agreement shall survive the close of this transaction and the delivery of Assignments to Participant, by Operator.

XIII.

Time is of the Essence

Time is of the essence with respect to all matters governed by the terms of this Agreement and the Operating Agreement.

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XIV.

Effective Date

The effective date of this Agreement shall be that date on which Operator has received notice of the election to participate by Participant to engage in the drilling and exploration activities provided for in this Agreement, and the Participants have executed a counterpart of this Agreement, and delivered the cash payments to Operator as provided for in this Agreement.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement as of the specified effective date.

Operator

/s/ Jigme Ribi By: Jigme Ribi
Title: Corporate Director

Name: Lanin Group Corp.
Address:
Phone Number:
Fax Number:

Participant

/s/ William Liebermann By: William Liebermann
Title: Acting President and Director

Name: Eco-Trade Corp.

Address:
Phone Number:
Fax Number:

Participant’s Interest:

Net Revenue Interest: 10%

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